 AMEX “REX”
TSX Exchange “VIR”
    For Immediate Release
ViRexx Medical Corp.

LETTER TO SHAREHOLDER

EDMONTON, ALBERTA - May 16, 2007 - ViRexx Medical Corp. (‘ViRexx”)(TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, releases the below address to shareholders in its Q1 Interim Report.

I first became involved with ViRexx Medical Corp. as an investor in the spring of 2004. Since that time I have monitored ViRexx’s progress from the perspective of using ViRexx technology to harness the body’s ability to fight disease.

Our Chimigen technology is a true platform technology based on development progress and clinical results. The flexibility offered by Chimigen, with the ability to insert a variety of antigens in the base molecule is supported by experimental evidence. The development progress of Chimigen in applications as diverse as chronic hepatitis B and C, biodefense, and potentially H5N1 (Bird flu) demonstrates its potential in multiple areas that are critical to our future health as a society. It was this long-term potential that originally attracted me to ViRexx as a worthwhile investment.

The fundamentals of ViRexx changed substantially with the acquisition of AltaRex Medical Corp. in December 2004. I supported the acquisition. The addition of a late-stage oncology product broadened ViRexx’s pipeline and provided a near-term pivotal milestone to current and potential investors. The foresight that ViRexx demonstrated by acquiring OvaRex® MAb has proven to be significant. The renewed interest in monoclonal antibodies, due to several recent positive results submitted to the FDA is encouraging. As we await the definitive data on OvaRex® MAb from the two Phase III trials conducted by our licensee Unither Pharmaceuticals, Inc., we have entered into marketing and manufacturing partnerships in Europe with Dompé International S.A. and Sigma-Tau Finanziaria S.p.A. We are in an excellent growth position with a late-stage partnered product in addition to our earlier-stage large market opportunities.

I joined a group of other ViRexx shareholders in opposing ViRexx’s recent plan to raise capital at the then current valuation. We felt that in the interests of those long-term investors from both AltaRex Medical Corp. and ViRexx the prospect of raising capital, at that valuation, with such an important clinical milestone just months away was unwarranted. We believe in the potential of the technology that ViRexx is developing. We also believe that the patient shareholders who have supported ViRexx and AltaRex Medical Corp. over the years have earned the privilege to benefit from the Phase III milestone value offered by OvaRex® MAb as well as the long-term potential of Occlusin® 50 Injection, Occlusin® 500 Artificial Embolization Device, and Chimigen therapies for chronic hepatitis B and C, biodefense applications, and H5N1 (Bird flu).

With the recent agreement which was reached between the shareholder group and ViRexx we are firmly committed to working together in the best interests of ViRexx. I have assumed the responsibilities of Chair of the Board of Directors and Interim Chief Executive Officer and I am excited about the prospects for ViRexx. Dr. Tyrrell, who was instrumental in the development of Chimigen, has committed to maintaining his relationship with ViRexx as chief scientific advisor.

ViRexx recognizes that access to sufficient capital is essential to fund our ongoing research and development. We are pursuing avenues of financing without further dilution. I look forward to my new responsibilities and I appreciate the support of the shareholders of ViRexx, the Board of Directors and management in leading ViRexx through this critical and exciting period of development. ViRexx, although a small biotech company in Edmonton Alberta has developed really big technologies for helping people throughout the world, particularly women; our founder Tony Noujaim would be proud. ViRexx is working, striving and creating the power to cure within all of us.

Sincerely,

Peter P. Smetek, Jr.
Chairman and Chief Executive Officer

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Peter Smetek Interim CEO & Chairman of the Board of Directors ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068